SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August  2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

The IFRS financial statements and the appendix titled “Effects of Transition to IFRS” in this Form 6-K of the registrant are incorporated by reference into the registration statements on Form F-3  (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: August 31, 2012

Press Release

OTI Reports First Half 2012 Financial Results

Rosh Pina, Israel – August 30, 2012 – On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV), a global leader in contactless technology that designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, NFC, payment, petroleum and loyalty applications based on its extensive patent and IP portfolio, today announced its results for the three and six month periods ended June 30, 2012.

Financial Highlights for the Six Months Period Ended June 30, 2012:

•	Total revenues decreased by 24% to $20.3 million from $26.7 million for the first half of 2011
•	Gross margin was 50%, the same as the first half of 2011
•	Operating expenses decreased by 2% to $15.2 million from $15.5 million for the first half of 2011
•	Net loss attributable to shareholders was $5.7 million, from $2.3 million last year
•	Adjusted EBITDA loss of $3.6 million from a profit of $43,000 for the first half of 2011
•	Net cash provided by continuing operating activities was $46,000 compared to net cash used by continuing operating activities of $4.0 million in the first half of 2011
•	Cash, cash equivalents and short-term investments of $22.1 million as of June 30, 2012

Operational Highlights:

•	OTI’s IP Portfolio further strengthened by the addition of new U.S. patents issued pertaining to Contactless Payments and NFC related to:
	—	Adding contactless payment and NFC capabilities to existing mobile handsets via the connection of a device to a phone’s existing SIM card
	—	Supporting multiple applications and/or payment mechanisms on a single contactless device and operating system
•	Order received for 17,000 NFC and Contactless Payment Readers:
	—	To be deployed in Europe. Follows order of 30,000 readers in Q1
•	EasyPark Launches ‘EasyPark Private’ in Israel:
	—	Expected to broaden the EasyPark customer base and create a new source of recurring revenue
•	OTI and Wright Express sign a strategic cooperation agreement:
	—	Five year agreement with Wright Express appoints OTI as the exclusive reseller in South Africa of Wright Express’ Quantum+ solution

Oded Bashan, Chairman and CEO of OTI, commented: “We are disappointed with the results for the first half of the year. We have made progress implementing our long-term growth strategy in the U.S., Europe and Africa. This progress has been impacted in the short-term by factors outside of management’s control, however, the negative impact of these events is expected to be partially offset by our insurance coverage for the business. Overall, we believe the company is moving in the right direction to deliver on our business objectives and successfully build market share for each of our technologies as well as enforce the patents for our NFC technology.”

Mr. Bashan continued: “We are overcoming specific challenges to our business associated with the flooding in Thailand now that the manufacturing has been back to full capacity for the past few months. We have filed claims for $11 million in connection with the outcomes of the flooding which may offset lost sales. If these claims are paid, the long-term impact of these events will be minimalized from a cash flows standpoint.”

The order for 17,000 NFC readers in July follows our previous order for 30,000 readers received in the prior quarter. As a result, 47,000 of OTI’s readers will be deployed across the U.S. and European markets by this time next year. OTI provides first-rate products that support the increasing adoption of NFC technology across the world.”

“We continued to focus on establishing our U.S. presence by being more aggressive with the U.S. sales and marketing of our solutions, which are primarily focused on introducing EasyPark, our NFC solutions and MediSmart. Recently, we signed a contract for EasyPark for Dover, NH which follows additional cities and colleges in the U.S., such as UC Davis in California and the City of Austin, Texas, that have been adopting EasyPark as their parking payment solution.”

“In other regions, we have also been busy making changes and signing new agreements that will help drive long-term success. This includes making key management changes for our subsidiary in France. We believe that this new leadership can execute the rollout of EasyPark in the municipalities that signed up for the solution,” continued Mr. Bashan.

“We are therefore updating our revenue guidance to $40-$42 million for 2012. We remain optimistic about 2013 and beyond,” concluded Mr. Bashan.

Adoption of IFRS

Effective as of January 1, 2012, OTI adopted International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”), replacing the previous reporting standard of U.S. Generally Accepted Accounting Principles (“US GAAP”). The comparative information for the first half of 2011 and as of December 31, 2011 provided herein has been restated to reflect the retrospective application of IFRS from the beginning of 2011. An explanation of how the transition from US GAAP to IFRS has affected OTI’s financial results is set out in the Appendix attached hereto.

Use of Non-IFRS Financial Information

This press release contains certain non-IFRS measures, namely, Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”). Adjusted EBITDA represents earnings before interest1, income tax, depreciation and amortization, and further eliminates the effect of share-based compensation expense. OTI believes that Adjusted EBITDA should be considered in evaluating the Company’s operations since they provide a clearer indication of OTI’s operating results. This measure should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Conference Call and Webcast Information

OTI will host a conference call and simultaneous Webcast today at 8:00 AM ET to discuss its operating results and the company’s outlook. Details are as follows:

Dial in #:                                   Toll Free 1- 866-744-5399 (U.S.) or 1-800-227-297 (Israel)

1 “Financial expenses”

Live Webcast/Replay:            http://www.otiglobal.com/Investors_Introduction

Telephone Replay:                  1-888- 295-2634 (U.S. toll free) until midnight September 6, 2012

About On Track Innovations Ltd. (www.otiglobal.com)

On Track Innovations Ltd. (“OTI”) designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, Near Field communications (“NFC”), contactless payment and loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

OTI Contacts:

Galit Mendelson

VP, Corporate Relations

732 429 1900 ext. 111

galit@otiglobal.com

Investor Relations:

Todd Fromer / Garth Russell

KCSA Strategic Communications

212-896-1215 / 212-896-1250

tfromer@kcsa.com / grussell@kcsa.com

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. Forward-looking statements include statements regarding our revenues, gross margin and expenses in 2012 and our belief as to results in 2013 and beyond, the success of the launching of ‘EasyPark Private’ in Israel, our exclusive reseller agreement with Wright Express and establishing a presence in the U.S., the success in implementing our long-term growth strategy and building market share for our technologies, the deployment of our readers across the U.S. and European markets by this time next year, execution and rollout of EasyPark in France, the success of our IP enforcement strategy and enforcing our patents, the recovery from the floods in Thailand and our success in receiving proceeds from claims in connection with the flooding, our goals, beliefs, future growth strategies, objectives, products, plans, and future results of operations or current expectations. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2011, and in subsequent filings with the Securities and Exchange Commission. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

# # #

(TABLES TO FOLLOW)

ON TRACK INNOVATIONS LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands, except share and per share data)

	June 30	December 31
	2012	2011
	(Unaudited)	(Unaudited)

Assets

Current assets
Cash and cash equivalents	$12,919	$12,517
Short-term investments	9,138	15,952
Trade receivables (net of allowance for doubtful accounts of $227 and $233 as of June 30, 2012 and December 31, 2011, respectively)	5,961	11,328
Other receivables and prepaid expenses	2,323	1,947
Inventories	7,637	8,196

Total current assets	37,978	49,940

Long term restricted deposit	3,107	–

Property, plant and equipment, net	12,608	13,227

Intangible assets, net	3,089	1,886

Goodwill	485	485

Total Assets	$57,267	$65,538

ON TRACK INNOVATIONS LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands, except share and per share data)

	June 30	December 31
	2012	2011
	(Unaudited)	(Unaudited)

Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities of long-term bank loans	$6,402	$6,793
Trade payables	6,948	8,441
Other current liabilities	5,206	5,730
Total current liabilities	18,556	20,964

Long-Term Liabilities
Long-term loans, net of current maturities	2,838	4,026
Employee benefits	5,482	4,064
Royalty liability to the Office of the Chief Scientist, net of current maturities	3,879	3,811
Deferred tax liability	59	65
Total long-term liabilities	12,258	11,966

Total Liabilities	30,814	32,930

Liabilities related to discontinued operation	–	150

Commitments and Contingencies

Equity
Shareholders’ Equity
Ordinary shares of NIS 0.1 par value: Authorized – 50,000,000 shares as of June 30, 2012 and December 31, 2011; issued: 32,660,261 and 32,313,761 shares as of June 30, 2012 and December 31, 2011, respectively; outstanding: 31,481,562 and 31,135,062 shares as of June 30, 2012 and December 31, 2011, respectively	817	808
Additional paid-in capital	210,455	209,693
Treasury shares at cost –1,178,699 shares as of June 30, 2012 and December 31, 2011	(2,000)	(2,000)
Accumulated other comprehensive loss	(127)	(174)
Accumulated deficit	(182,372)	(175,582)
Total Shareholder’s equity	26,773	32,745
Non-controlling interest	(320)	(287)

Total Equity	26,453	32,458

Total Liabilities and Equity	$57,267	$65,538

ON TRACK INNOVATIONS LTD.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except share and per share data)

	Six months ended June 30		Three months ended June 30
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Sales	$17,865	$23,998	$6,523	$13,128
Licensing and transaction fees	2,475	2,682	1,213	1,529

Total revenues	20,340	26,680	7,736	14,657

Cost of revenues
Cost of sales	10,130	13,251	3,851	7,597
Total cost of revenues	10,130	13,251	3,851	7,597

Gross profit	10,210	13,429	3,885	7,060
Operating expenses
Research and development	3,359	3,847	1,748	2,062
Selling and marketing	6,889	6,784	3,251	3,982
General and administrative	4,835	4,628	2,399	2,408
Amortization of intangible assets	102	284	53	133

Total operating expenses	15,185	15,543	7,451	8,585

Operating loss	(4,975)	(2,114)	(3,566)	(1,525)

Financial expense, net	(710)	(142)	(548)	(209)

Loss before taxes on income	(5,685)	(2,256)	(4,114)	(1,734)

Taxes on income	(91)	(84)	(70)	(19)

Net loss	(5,776)	(2,340)	(4,184)	(1,753)

Net loss attributable to noncontrolling interest	36	65	2	32
Net loss attributable to shareholders	$(5,740)	$(2,275)	$(4,182)	$(1,721)

Basic and diluted net loss attributable to shareholders per ordinary share	$(0.18)	$(0.07)	$(0.13)	$(0.05)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	32,069,223	30,825,506	32,073,103	32,156,165

ON TRACK INNOVATIONS LTD.

UNAUDITED RECONCILIATION OF NON-IFRS ADJUSTMENT

Reconciliation of Non-IFRS Financial Measures to IFRS Net Loss - Unaudited

(In thousands, except share and per share data)

	Six months ended June 30		Three months ended June 30
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

IFRS Net Loss	$(5,776)	$(2,340)	$(4,184)	$(1,753)

Financial expenses, net	710	142	548	209
Depreciation	697	795	311	366
Taxes on income	91	84	70	19
Amortization expenses	102	284	53	133
TOTAL EBITDA	$(4,176)	$(1,035)	$(3,202)	$(1,026)

Stock based compensation	$553	$1,078	$301	$624
TOTAL ADJUSTED EBITDA	$(3,623)	$43	$(2,901)	$(402)

ON TRACK INNOVATIONS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands, except share and per share data)

	Six months ended June 30
	2012	2011
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(5,776)	$(2,340)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation related to options and shares issued to employees and others	553	1,078
Gain on sale of property and equipment	–	(4)
Amortization of intangible assets	102	284
Income taxes	9	12
Finance expenses	270	92
Depreciation	697	799
	(4,145)	(79)

Increase in employee benefits	361	367
Decrease in deferred tax liability	(6)	(13)
Linkage differences on receivable from sale of operation	–	(187)
Decrease (increase) in trade receivables, net	5,384	(2,752)
Increase in other receivables and prepaid expenses	(374)	(849)
Decrease (increase) in inventories	600	(189)
Increase (decrease) in trade payables	(1,502)	1,498
Decrease in other current liabilities	(263)	(1,816)
	55	(4,020)
Income taxes paid	(9)	(12)
Net cash provided by (used in) continuing operating activities	46	(4,032)
Net cash used in discontinued operating activities	(150)	(231)

Net cash used in operating activities	(104)	(4,263)

Cash flows from investing activities
Purchase of property and equipment	(249)	(786)
Purchase of short term investments and long term restricted deposit	(7,184)	(3,492)
Acquisitions of business operations	(100)	(400)
Increase in intangible assets	(971)	(601)
Proceeds from maturity and sale of short term investments	10,843	3,886
Interest received	195	25
Other, net	–	7
Net cash provided by (used in) continuing investing activities	2,534	(1,361)
Net cash provided by discontinued investing activities	–	1,256

Net cash provided by (used in) investing activities	2,534	(105)

Cash flows from financing activities
Decrease in short-term bank credit, net	(411)	(1,937)
Proceeds from long-term bank loans	273	151
Repayment of long-term bank loans	(1,300)	(937)
Proceeds from issuance of shares, net of issuance expenses	–	16,619
Interest paid	(220)	(225)
Decrease in royalty liability to the Office of the Chief Scientist	(371)	(251)
Proceeds from exercise of options and warrants, net	9	195
Net cash provided by (used in) continuing financing activities	(2,020)	13,615

Effect of exchange rate changes on cash	(8)	103

Increase in cash and cash equivalents	402	9,350
Cash and cash equivalents at the beginning of the period	12,517	15,409
Cash and cash equivalents at the end of the period	$12,919	$24,759

APPENDIX: Effects of Transition to IFRS

An explanation of how the transition from US GAAP to IFRS has affected On Track Innovations Ltd. (the “Company”) financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Exemptions from full retrospective application elected by the company:

1.	Business combinations exemption
The Company has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the January 1, 2011 transition date.
2.	Share-based payment transactions
The Company has applied the share-based payment transactions exemption in IFRS 1. It has not restated neither equity instruments that were granted on or before November 7, 2002 nor equity instruments that were granted after November 7, 2002 but vested before the January 1, 2011 transition date.

The following adjustments relate to the effect of the transition to reporting under IFRS, as issued by the International Accounting Standards Board, as do the explanations with respect to these adjustments and with respect to the exemptions that the Company has elected to apply upon the transition to the IFRS reporting regime. The adjustments are presented as follows:

a.	Adjustments to the consolidated statements of financial position as of December 31, 2011.
b.	Adjustments to the consolidated statements of operations for the six months ended June 30, 2012.
c.	The provision of explanations with respect to the above adjustments.

ON TRACK INNOVATIONS LTD.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In thousands, except share and per share data)

		Year ended December 31, 2011
			Effect of
			transition to
	Note	US GAAP	IFRS	IFRS
		(Audited)*	(Unaudited)

Assets

Current assets
Cash and cash equivalents		$12,517	$–	$12,517
Short-term investments		15,952	–	15,952
Trade receivables		11,328	–	11,328
Other receivables and prepaid expenses		1,947	–	1,947
Inventories		8,196	–	8,196
Total current assets		49,940	–	49,940

Severance pay deposits fund	A	1,473	(1,473)	–
Property, plant and equipment, net		13,227	–	13,227
Intangible assets, net	B	609	1,277	1,886
Goodwill		485	–	485

Total Assets		$65,734	$(196)	$65,538

* Extracted from the Company’s audited US GAAP financial statements.

ON TRACK INNOVATIONS LTD.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In thousands, except share and per share data)

		Year ended December 31, 2011
			Effect of
			transition to
	Note	US GAAP	IFRS	IFRS
		(Audited)*	(Unaudited)

Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities of long-term bank loans		$6,793	$–	$6,793
Trade payables		8,441	–	8,441
Other current liabilities	E,F	5,315	415	5,730
Total current liabilities		20,549	415	20,964

Long-Term Liabilities
Long-term bank loans, net of current maturities		4,026	–	4,026
Accrued severance pay / Employee benefits	A	4,502	(438)	4,064
Royalty liability to the office of the Chief Scientist, net of current maturities	E	–	3,811	3,811
Deferred tax liability		65	–	65
Total long-term liabilities		8,593	3,373	11,966

Total Liabilities		29,142	3,788	32,930

Liabilities related to discontinued operation		150	–	150

Equity
Shareholder’s equity	A,B,E,F	36,729	(3,984)	32,745
Non-controlling interest		(287)		(287)
Total Equity		36,442	(3,984)	32,458

Total Liabilities and Equity		$65,734	$(196)	$65,538

* Extracted from the Company’s audited US GAAP financial statements.

ON TRACK INNOVATIONS LTD.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except share and per share data)

		Six Months Ended June 30, 2011
			Effect of
			transition to
	Note	US GAAP	IFRS	IFRS
		(Unaudited)	(Unaudited)

Revenues
Sales		$23,998	$–	$23,998
Licensing and transaction fees		2,682	–	2,682
Total revenues		26,680	–	26,680

Cost of revenues
Cost of sales	A,C	13,343	(92)	13,251
Total cost of revenues		13,343	(92)	13,251

Gross profit		13,337	92	13,429
Operating expenses
Research and development	A,B,C	4,521	(674)	3,847
Selling and marketing	A,C	6,903	(119)	6,784
General and administrative	A,C	4,720	(92)	4,628
Amortization of intangible assets		284	–	284
Total operating expenses		16,428	(885)	15,543

Operating loss		(3,091)	977	(2,114)
Financial income (expenses), net	A,D,E,F	23	(165)	(142)
Loss before taxes on income		(3,068)	812	(2,256)
Taxes on income		(84)	–	(84)
Net loss		(3,152)	812	(2,340)
Net loss attributable to non-controlling interest		65	–	65
Net loss attributable to shareholders		$(3,087)	$812	$(2,275)

Notes to tables - adjustments relate to the effect of transition to reporting under IFRS:

A.	Employee benefits

Under US GAAP, the liability for severance pays for employees’ rights upon retirement was measured in accordance with the “Shut Down Method” at each balance sheet date, and the amount funded for severance pay that has been accumulated for this liability is measured based on redemption values at each balance sheet date. In addition, under US GAAP, amounts funded with severance pay funds were presented as long term investments. Under IFRS, the liability for employee benefits upon retirement is computed under the provisions of IAS 19 Employee benefits (hereafter – IAS 19). The liability for employee benefits upon retirement is measured on an actuarial basis, and takes into account, among other things, future salary raises and turnover.

The actuarial calculations were performed by an external expert.

In addition, the amount funded is measured at its fair value. The said amounts funded comprise “plan assets” as defined in IAS 19, and hence, were set off from the liability for employee benefits upon retirement for the purpose of the statement of financial position presentation.

As a result, the liability for employee benefits, before deduction of the fair value of plan assets, increased as of December 31, 2011, by $1.0 million and funds in respect of employee benefits in amounts of $1.5 million were set off against the liability for employee’s benefits as of December 31, 2011.

The Company elected as its accounting policy to recognize actuarial gains (losses) arising from the valuation of the plan, according to IAS 19, on a current basis to other comprehensive income (loss) and as result actuarial gains in the amounts of $139,000 for the period of six months period ended June 30, 2011 were charged to equity.

Finance expenses in the amounts of $85,000 for the six months period ended June 30, 2011 were charged to the statements of operations. Cost of sales increased by $42,000 for the six month period ended June 30, 2011. Research and development expenses increased by $56,000 for the six month period ended June 30, 2011. Selling and marketing expenses decreased by $119,000 for the six month period ended June 30, 2011. General and administrative expenses decreased by $77,000 for the six month period ended June 30, 2011.

B.	Intangible assets

Under US GAAP, the Company expensed costs relating to research and development activities as incurred. Under IFRS costs relating to research activities are expensed as incurred. Costs relating to development activities should be capitalized if an entity can demonstrate that it has satisfied all of the conditions in IAS 38 Intangible assets (hereafter – IAS 38) for capitalization. Furthermore, IAS 38 does not permit the use of hindsight. In order to comply with the provisions of IAS 38 and to avoid retrospective reconstruction of internally generated intangible assets, the Company examined whether costs relating to development activity are eligible to capitalization only with respect to development costs that incurred after January 1, 2011. As a result the Company recognized intangible development assets in the amount of $1.3 million as of December 31, 2011. For the six month period ended June 30, 2011 development expenses in the amount of $643,000 were capitalized.

C.	Share-based payment transaction

The company granted to its employees awards with only service conditions that have a graded vesting schedule. Under US GAAP the Company's accounting policy with respect to the recognition of compensation costs for its awards was to recognize them on a straight line basis over the requisite period for the entire award. Under IFRS (IFRS 2 Share-Based Payment), the Company is obliged to recognize the aforementioned costs on a straight line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. As a result, as of December 31, 2011 the Company increased accumulated deficit and additional paid-in capital in the amount of $134,000 and for the six month period ended June 30, 2011 share based compensation expenses decreased by $101,000.

D.	Short-term investments

Under US GAAP the Company classified its investments in debt securities as available for sale. The investments were stated at market value and unrealized gains and losses, were reported as a separate component of equity (accumulated other comprehensive gain or loss). Under IFRS, the Company decided to early adopt IFRS 9 Financial Instruments (hereafter – IFRS 9). According to IFRS 9 the Company examined the business model under which its investments in debt securities are held and decided that the investments are not held within a business model whose objective is to hold assets in order to collect contractual cash flows. Therefore, the Company classified its investments in debt securities as fair value through profit or loss in its IFRS financial statements. As a result, as of December 31, 2011 the accumulated deficit and the accumulated other comprehensive income were decreased in the amount of $91,000. For the six month period ended June 30, 2011 finance income, net was decreased in the statement of operations in the amount of $119,000 and increased accumulated other comprehensive income respectively.

E.	Royalty liability to the Office of the Chief Scientist

Under U.S. GAAP, grants received from the Office of the Chief Scientist (“OCS”) were recorded as a decrease in research and development costs in the periods the grants were received. In subsequent periods, when royalties were paid or accrued, the amounts were charged to cost of revenues. Under IFRS (IAS 20R Government Grants), grants from the OCS should be recognized as a liability according to their fair value on the date of their receipt and measured according to the present value of the anticipated cash flows, unless on that date it is reasonably certain that the amount received will not be refunded. The amount of the liability should be reexamined each period, and any changes in the present value of the cash flows discounted at the original interest of the grant shall be recognized in the statement of operations. The difference between the amount of the grant upon its receipt and its fair value should be recognized as a decrease in research and development costs. As a result, as of December 31, 2011 the Company recognized a liability in the amount of $4.5 million and increased accordingly accumulated deficit and for the six months period ended June 30, 2011 cost of revenues was decreased in the amount of $135,000 and finance costs were decreased in the amount of $12,000.

F.	Obligation to issue non-fixed amount of shares to a seller in a business combination transaction

As a part of the consideration paid by the Company in a business combination transaction, the Company issued shares that are subject to a lock up (“lock up shares”). According to the lock up arrangement, the final number of the “lock up shares” will be calculated according to the actual share price at the time of their release, in a mechanism that is in substance an obligation to issue a non-fixed amount of shares. Under US GAAP, the total value of the “lock up shares” was recorded in the shareholders’ equity at the issuance date. Under IFRS (IAS 32 Financial Instruments: Presentation) the “lock up shares” are to be recorded as financial liability at fair value till their release from the lock up. Upon release, the liability is charged to equity. Changes in the fair value of the financial liability are to be recorded as finance income (loss). Accordingly, as of December 2011 other current liabilities were increased in the amount of $124,000 and for the six months period ended June 30, 2011 finance income was increased in the amount of $27,000.